January 30, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attn: Brian Fetterolf and Dietrich King

Re:	Genius Group Limited

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Filed January 16, 2024

File No. 333-273841

Dear Messrs. Fetterolf and King:

We have received a letter dated January 25, 2024 (the “Letter”) from the staff of the Securities and Exchange Commission (the “SEC” and, the staff of the SEC, the “Staff”) to my direction, as Chief Executive Officer of Genius Group Limited (the “Company”), relating to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed by the Company on January 16, 2024 (the “Post-Effective Amendment”). The Staff’s comment from the Letter is included below in bold type for convenience of reference, which is followed by the Company’s response thereto.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed January 16, 2024

General

1. Please tell us how the securities transaction you closed on or about January 17, 2024, complied with Section 5 of the Securities Act, as amended. In this regard, we note the registration statement for the transaction (Reg. No. 333-273841), which the staff declared effective on January 11, 2024, covered the sale up to 15,673,981 Series 1 units consisting of a like number of ordinary shares and warrants, as well as, in lieu of Series 1 units, up to 15,673,981 Series 2 units consisting of a like number of ordinary shares and warrants, but the press release you issued on January 17, 2024, disclosed that you sold 23,571,429 of your ordinary shares, Series 2024-A warrants to purchase up to 23,571,429 of your ordinary shares and Series 2024-C warrants to purchase up to 23,571,429 of your ordinary shares. As such, it appears you sold more securities than were covered by the registration statement. In your response, please identify the classes and amounts of all the securities you actually issued and sold in connection with the January 17, 2024 closing.

Response: We respectfully submit that the securities offering we closed on January 17, 2024 complied with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). To assist the Staff with its review, we are providing a high-level overview of the Company’s filings with respect to the offering, which is followed by a detailed discussion and analysis of those filings as they relate to the offering, the securities offered and sold thereunder and compliance with Section 5 of the Securities Act.

High-Level Overview of Filings Related to the Offering

On August 9, 2023, the Company filed a Registration Statement on Form F-1 (the “Original F-1” and together with all subsequent amendments filed with respect thereto by the Company, the “Registration Statement”) for securities with a maximum aggregate purchase price of $10,000,000, consisting of Series 1 units comprised of one ordinary share and a warrant exercisable for five years following the issuance thereof to purchase one ordinary share (designated as a Series 2023-A warrant). In addition, and in accordance with Exhibit 107 to the Original F-1, the Company disclosed that it was registering (i) $10,000,000 of ordinary shares underlying the Series 2023-A warrants, (ii) $10,000,000 of Series 2 units, each unit consisting of a pre-funded warrant to purchase an ordinary share and a Series 2023-A warrant; (iii) $10,000,000 of ordinary shares underlying the pre-funded warrants; (iv) $10,00,000 of ordinary shares underlying the Series 2023-A warrants in the Series 2 units; and (v) $625,000 of ordinary shares underlying placement agent warrants. The table in Exhibit 107 specifically indicates that the registered securities were registered pursuant to Rule 457(o) promulgated under the Securities Act, which states that, “[w]here an issuer registers an offering of securities, the registration fee may be calculated on the basis of the maximum aggregate offering price of all the securities listed in the ‘Calculation of Registration Fee’ table. The number of shares or units of securities need not be included in the ‘Calculation of Registration Fee’ Table.” Both on the cover page of the preliminary prospectus and the back page of the preliminary prospectus contained in the Original F-1, the number of securities to be issued in the header on the front page and the header on the back page were left blank. As disclosed throughout the Original F-1, including Exhibit 107 thereto, the Company filed the Original F-1 in order to register a dollar amount of securities (rather than a fixed number of ordinary shares), as permitted by Rule 457(o), in light of the nature of the best efforts offering it was contemplating conducting through a placement agent. In an offering where only a maximum dollar amount of securities are registered, the final aggregate number of securities are determined at the time of pricing of the offering, immediately following effectiveness, and included in the final prospectus.

On January 3, 2024, the Company filed Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”) to address comments received from the SEC with respect to prior amendments to the Registration Statement. Consistent with each prior version of Exhibit 107 filed in connection with the proposed offering, Exhibit 107 filed with Amendment No. 3 registered only a dollar amount of securities and reflected an increased proposed offering size of up to $77,750,000 of the Company’s securities (reflecting an offering of up to $11,000,000). Additionally, since, based on communications with the Staff, the Company believed that Amendment No. 3 was likely to be one of the last amendments to be filed before the Registration Statement was declared effective, the Company included in various sections of Amendment No. 3, such as the front cover of the prospectus, the “Dilution” and “Capitalization” sections, numbers in the text of the prospectus based upon an assumed offering price of $0.7018 per unit, which was the closing price of the ordinary shares of the Company on December 27, 2023 and was defined in Amendment No. 3 as the “assumed offering price.” The disclosure in Amendment No. 3 made clear, including on the cover page of the preliminary prospectus, that the price was assumed “for purposes of calculations in this preliminary prospectus” and was “subject to final pricing upon effectiveness.”

On January 9, 2024, following communications with the Staff, the Company requested that the Staff declare the Registration Statement effective on January 11, 2024 or as promptly thereafter as possible.

On January 11, 2024, the Registration Statement was declared effective. Thereafter, as is customary, the offering was priced by the placement agent, the prospective investors and approved by the Company, for an aggregate dollar amount of $8,250,000 with a purchase price per unit of $0.35. Specifically, investors in the offering agreed to purchase, and, through the Placement Agent, the Company agreed to sell 23,571,429 Series 1 units, consisting of 23,571,429 of the Company’s ordinary shares, Series 2024-A warrants to purchase up to 23,571,429 of the Company’s ordinary shares and Series 2024-C warrants to purchase up to 23,571,429 of the Company’s ordinary shares, at a combined offering price of $0.35 per ordinary share and associated warrants. The Series 2024-A warrants have a per share exercise price of $0.35 and are immediately exercisable upon issuance for a period of five years following the date of issuance. The Series 2024-C warrants have a per share exercise price of $0.35 and are immediately exercisable upon issuance for a period of 18 months following the date of issuance. For the avoidance of doubt, no Series 2 units were sold in the offering.

On January 12, 2024, consistent with the pricing process that occurred on January 11, 2024, the Company issued a press release announcing the Company’s entry into a purchase agreement with certain investors and its commitment to issue Company securities for an aggregate purchase price of $8,250,000 as well as related additional details concerning the offering (the “pricing press release”). Also on January 12, 2024, the Company filed a Report on Form 6-K, which indicated that the securities offering had priced and included a copy of the pricing press release as an exhibit thereto.

On January 16, 2024, the Company filed the Post-Effective Amendment pursuant to Rule 462(d) under the Securities Act, for the sole purpose of filing updated legal opinions, which legal opinions reflected with the final number of securities to be sold in the offering. The Company acknowledges that the Post-Effective Amendment was filed under the submission header “POS AM” when it should have been filed under the submission header “POS EX.” Also on January 16, 2024, following the filing of the Post-Effective Amendment, the Company filed a final prospectus pursuant to Rule 424(b)(4) under the Securities Act, which contained the final number of securities to be sold in the offering and other information that the Company intentionally and permissibly omitted from the preliminary prospectus included in the Registration Statement.

On January 17, 2024, the Company issued a press release announcing the closing of the offering (the “closing press release”). Also on January 17, 2024, the Company filed a Report on Form 6-K, which described the closing of the offering and included a copy of the closing press release as an exhibit thereto.

Discussion and Analysis

As disclosed in the Post-Effective Amendment filed pursuant to Rule 462(d) under the Securities Act, the final prospectus and both the pricing press release and the closing press release, on January 17, 2024, the Company closed an offering of securities with an aggregate purchase price of $8,250,000 and, in connection with that offering, issued warrants to the placement agent for the offering that are exercisable for up to 1,035,714 of the Company’s ordinary shares. Based on the foregoing, the Registration Statement registered, and the Company paid a filing fee to the SEC in respect of, an offering of the Company’s ordinary shares, including ordinary shares underlying warrants to be issued to investors in the offering as well as the placement agent, that were well in excess of the actual offering that occurred. As noted above, the Registration Statement, including as evidenced by Exhibit 107 filed therewith, registered a dollar amount of aggregate securities to be offered in the proposed best efforts offering and not a fixed number of ordinary shares. The Company’s intention to register and conduct an offering of an indeterminate amount of securities was clear throughout the various filings it made with the SEC with respect to the proposed best efforts offering, both in the disclosure within the preliminary prospectus filed with the Registration Statement, in the final prospectus and in each version of Exhibit 107 that was filed, as described in more detail above.

Additionally, in Amendment No. 3, the disclosure clearly states that the price per share listed was “assumed” and used only for purposes of illustrating the calculation of various numbers throughout the prospectus, and the deal price could change at pricing, which it ultimately did. The assumed price was based upon a December 27, 2023 closing price of the Company’s ordinary shares on the NYSE American of $0.7018 per share. The closing price of the Company’s ordinary shares on the NYSE American on the date of pricing decreased to $0.51, and the offering priced at an approximate 31% discount to that closing price.

With a best efforts offering, it is often not possible to fix a number of shares prior to pricing as there is no way to gauge demand before the related registration statement is declared effective by the SEC. To attempt to fix the maximum number of shares based on an assumed price would render most best efforts offerings impossible to close as often stock prices are volatile and not subject to prediction, especially with microcap stocks where prices can be subject to sudden and precipitous decreases.

Rule 457(o) under the Securities Act permits registrants to register a dollar amount of securities, rather than a fixed number of shares.

As noted above, Rule 457(o) under the Securities Act provides that “[w]here an issuer registers an offering of securities, the registration fee may be calculated on the basis of the maximum aggregate offering price of all the securities listed in the ‘Calculation of Registration Fee’ table. The number of shares or units of securities need not be included in the ‘Calculation of Registration Fee’ Table.” The Staff has provided helpful guidance to aid in interpreting Rule 457(o) under the Securities Act. Specifically, the Company notes the Staff’s guidance in the following Compliance and Disclosure Interpretations (“C&DIs”):

640.05 A registration statement went effective registering $15,000,000 of preferred stock under Rule 457(o). The prospectus indicated that 1,000,000 shares were being offered. After the effective date, but prior to the commencement of sales, the registrant sought to increase the number of shares in the offering to 1,300,000 and decrease the price from the intended $15 to $11.50. Because the new aggregate offering amount (1,300,000 x $11.50) does not exceed the $15,000,000 registered, no new registration statement need be filed. [Jan. 26, 2009]

Question 240.01

Question: After the initial filing of a registration statement, must a company pay an additional filing fee if its per share offering price changes?

Answer: …Under Rule 457(o), a company registers the dollar amount of securities being offered. Consequently, if the per share price increases so that the maximum aggregate offering price would be greater than the maximum aggregate offering amount listed in the calculation of registration fee table, the company would be required to register an additional dollar amount and pay an additional registration fee, or reduce the number of shares it offers. If the per share price decreases, additional shares could be offered without further registration so long as the amount of shares offered times the per share price does not exceed the maximum aggregate offering amount listed in the calculation of registration fee table. [Jan. 26, 2009]

The approach taken by the Company to register the offering of an aggregate dollar amount of securities (rather than a fixed number of shares) was permitted under Rule 457(o) of the Securities Act and is customary for a best efforts or a small underwritten offering.

Pursuant to Rule 457(o) under the Securities Act and the related guidance offered by the Staff in the C&DIs noted above, the Company registered an aggregate dollar amount of securities to be issued in the offering, which is also in line with prior offerings of this type. To assist the Staff with its review, the table below presents an overview of filings made in connection with five comparable offerings (as well as details for the Company’s offering), which comparable offerings all involved a greater than 20% increase in at least one type of security offered from the preliminary prospectus filed before pricing occurred, as disclosed in the final prospectus filed following pricing.

Issuer Name:	Type and Date of Offering	Number of Shares in Assumed Calculation in Preliminary Prospectus	Where and How Final Pricing Disclosed	Number of shares in Final Pricing (Percentage Change from Preliminary Prospectus)	Percentage of Dollar Amount Sold to Aggregate Offering Registered
Accelerate Diagnostics, Inc.	Underwritten offering that closed on or about January 24, 2024	4,500,000 units	Press Release and Final Prospectus	5,515,767 units (22.6% increase)	75%
Motus GI Holdings, Inc.	Reasonable best efforts offering that closed on or about December 21, 2023	Up to 1,511,335 Shares of Common Stock Up to 1,511,335 Pre-Funded Warrants to Purchase up to 1,511,335 Shares of Common Stock Up to 1,511,335 Series A Common Warrants to Purchase up to 1,511,335 Shares of Common Stock Up to 1,511,335 Series B Common Warrants to Purchase up to 1,511,335 Shares of Common Stock Up to 1,511,335 Shares of Common Stock issuable upon exercise of the Pre-Funded Warrants Up to 3,022,670 Shares of Common Stock issuable upon exercise of the Common Warrants	Press Release and Final Prospectus	520,000 Shares of Common Stock 2,813,334 Pre-Funded Warrants to Purchase up to 2,813,334 Shares of Common Stock 3,333,334 Series A Common Warrants to Purchase up to 3,333,334 Shares of Common Stock 3,333,334 Series B Common Warrants to Purchase up to 3,333,334 Shares of Common Stock 2,813,334 Shares of Common Stock issuable upon exercise of the Pre-Funded Warrants 6,666,668 Shares of Common Stock issuable upon exercise of the Common Warrants (Approximately 121% increase in number of warrants and approximately 121% increase in number of common shares underlying warrants)	83%

Issuer Name:	Type and Date of Offering	Number of Shares in Assumed Calculation in Preliminary Prospectus	Where and How Final Pricing Disclosed	Number of shares in Final Pricing (Percentage Change from Preliminary Prospectus)	Percentage of Dollar Amount Sold to Aggregate Offering Registered
iBio, Inc.	Best efforts offering that closed on or about December 7, 2023	Up to 1,790,281 Shares of Common Stock Up to 1,790,281 Series C Common Warrants to Purchase 1,790,281 Shares of Common Stock Up to 1,790,281 Series D Common Warrants to Purchase 1,790,281 Shares of Common Stock Up to 1,790,281 Pre-Funded Warrants to Purchase 1,790,281 Shares of Common Stock Up to 5,370,843 Shares of Common Stock Underlying the Series C Common Warrants, Series D Common Warrants and Pre-Funded Warrants	Press Release and final prospectus.	600,000 Shares of Common Stock 2,250,000 Series C Common Warrants to Purchase 2,250,000 Shares of Common Stock 2,250,000 Series D Common Warrants to Purchase 2,250,000 Shares of Common Stock 1,650,000 Pre-Funded Warrants to Purchase 1,650,000 Shares of Common Stock 6,150,000 Shares of Common Stock Underlying the Series C Common Warrants, Series D Common Warrants and Pre-Funded Warrants Approximate increase of 26% in number of Series C and Series D Warrants and shares underlying those Warrants	64%
Sonoma Pharmaceuticals Inc.	Best efforts offering that closed on or about October 30, 2023	6,666,666 shares	Press Release and final prospectus.	8,500,000 shares (27.5% increase)	34%
Nxu, Inc.	Best efforts offering that closed on or about October 23, 2023	Up to 42,666,667 shares (or pre-funded warrants to purchase up to 42,666,667 shares in lieu thereof)	Press release and final prospectus.	86,000,000 shares (or pre-funded warrants to purchase up to 86,000,000 shares in lieu thereof) (102% increase)	38%
Genius Group Limited	Best Efforts Closed January 17, 2023	Up to 15,673,981 common shares (or pre-funded warrants in lieu thereof) and warrants to purchase up to 15,673,981	Pricing press release and final prospectus	23,571,429 (50.4% increase)	66%

While the actual number of securities that were offered and sold in the offering changed from the assumed numbers included in the Registration Statement, the Company adequately disclosed such changes in the Post-Effective Amendment, the final prospectus, the pricing press release and the closing press release. In addition, pursuant to Rule 457(o) under the Securities Act and consistent with customary practice for an offering of its type, the Company closed the offering on January 17, 2024 for an aggregate dollar amount of securities that was well below the aggregate dollar amount of securities that were registered pursuant to the Registration Statement. Accordingly, for the reasons stated above, the Company respectfully submits that it did not violate Section 5 and did not offer securities above and beyond those registered on the Registration Statement that was declared effective by the SEC.

* * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the response above fully addresses the comment contained in the Letter. If you have any questions regarding the Post-Effective Amendment or the above response, please contact the undersigned at roger@geniusgroup.net and the Company’s U.S. counsel, Jolie Kahn, at (516) 217-6379 or joliekahnlaw@sbcglobal.net.

Sincerely,

/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer

cc:	Jolie Kahn